UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SPECTRUM PHARMACEUTICALS, INC.

(Name of issuer)

Common Stock, $0.001 par value per share

(Title of class of securities)

84763A 10 8

(CUSIP number)

Rajesh C. Shrotriya Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Ave. Suite 240 Henderson, NV 89052 (702) 835-6300

(Name, address and telephone number of person authorized to receive notices and communications)

January 14, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 84763A 10 8

(1)	Names of reporting persons Rajesh C. Shrotriya, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,128,879
	(8)	Shared voting power 2,154,448
	(9)	Sole dispositive power 4,128,879
	(10)	Shared dispositive power 2,154,448
(11)	Aggregate amount beneficially owned by each reporting person 6,283,327
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.97%[1]
(14)	Type of reporting person (see instructions) IN

[1]	The percentage owned is based on 59,247,483 shares of common stock outstanding as of December 31, 2011.

CUSIP No. 84763A 10 8	13D/A

EXPLANATORY NOTE: Dr. Rajesh C. Shrotriya previously filed a statement of beneficial ownership on Schedule 13D and amendments thereto with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $0.001 per share (“Common Stock”), of Spectrum Pharmaceuticals, Inc. (the “Company”), pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1 thereunder. From September 2000, Dr. Shrotriya has not sold a share of Common Stock in the Company. During this period, Dr. Shrotriya has accumulated shares in the open market, exercised stock options (and held the net shares issued thereunder), received company-matched contributions under the Company’s 401(k) plan and earned equity-based compensation, all as previously disclosed in filings with the SEC. The market capitalization of the company increased substantially in 2011. Pursuant to the Company’s management incentive plan, the Company issued equity to Dr. Shrotriya in connection with the increase in market capitalization. Such equity, combined with the exercise of stock options, caused Dr. Shrotriya’s beneficial ownership to recently change by more than one percent (1%) of the number of issued and outstanding shares of Common Stock, thereby requiring the filing of this amendment on Schedule 13D with the SEC.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the Common Stock of the Company that is beneficially owned by Dr. Shrotriya. The Company’s principal executive offices are located at 11500 S. Eastern Ave., Suite 240, Henderson, Nevada, 89052.

Item 2.	Identity and Background

(a)	Rajesh C. Shrotriya, M.D.

(b)	Dr. Shrotriya’s business address is 11500 S. Eastern Ave., Suite 240, Henderson, Nevada, 89052.

(c)	Dr. Shrotriya is the Chairman of the Board, Chief Executive Officer and President of the Company. The Company is a biopharmaceutical company that acquires, develops and commercializes a diversified portfolio of drug products, with a focus on oncology, urology and other critical health challenges. The Company’s principal executive offices are located at 11500 S. Eastern Ave., Suite 240, Henderson, Nevada, 89052.

(d)	During the last five years, Dr. Shrotriya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Dr. Shrotriya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Shrotriya is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Dr. Shrotriya beneficially owns 6,283,327 shares of Common Stock of which (a) 732,352 shares were purchased by Dr. Shrotriya through open market purchases, exercise of stock options and the purchase of shares of common stock under the Company’s Shelf Registration Statement on Form S-3 (File No. 333-150260), in each case with his personal funds; (b) 1,783,612 shares were acquired upon the grant of restricted stock, subject to future vesting, as compensation; (c) 21,199 shares were acquired through 401(k) matching contributions made by the Company in shares; and (d) 3,746,164 shares reported as beneficially owned in this Schedule 13D represent shares that Dr. Shrotriya has the right to acquire within 60 days of the date hereof through the exercise of vested portions of stock options granted to him by the Company.

Item 4.	Purpose of Transaction

Dr. Shrotriya owns securities of the Company for investment and compensatory purposes.

Other than any shares or other securities of the Company that Dr. Shrotriya may receive as compensation from the Company, Dr. Shrotriya does not presently have any definitive plan that relates to or would result in any of the items listed under (A) – (J) of this item. In his capacity as Chairman of the Board of Directors, Chief Executive Officer and President of the Company, Dr. Shrotriya has an active role in the Company’s management and therefore, may have general knowledge about one or more of the items listed under (A) – (J) of this item.

The information about recent transactions included in Item 5 below is incorporated by reference herein.

CUSIP No. 84763A 10 8	13D/A

Item 5.	Interest in Securities of the Issuer

(a) As of December 31, 2011, Dr. Shrotriya beneficially owns an aggregate of 6,283,327 shares, representing an aggregate of 9.97% of the outstanding shares of Common Stock.

(b) See Items 7-10 on the cover page hereto for the number of shares as to which Dr. Shrotriya has sole and shared dispositive and voting power. As noted in Items 8 and 10 on the cover page hereto, Dr. Shrotriya has shared voting and dispositive power over 2,154,448 of the shares with his wife, Chitra Shrotriya, whose identifying information is provided below:

Chitra Shrotriya

Mrs. Shrotriya’s business address is 11500 S. Eastern Ave., Suite 240, Henderson, Nevada, 89052.

Mrs. Shrotriya is the wife of Dr. Shrotriya, who is the Chairman of the Board, Chief Executive Officer and President of the Company. The Company is a biopharmaceutical company that acquires, develops and commercializes a diversified portfolio of drug products, with a focus on oncology, urology and other critical health challenges. The Company’s principal executive offices are located at 11500 S. Eastern Ave., Suite 240, Henderson, Nevada, 89052.

During the last five years, Mrs. Shrotriya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mrs. Shrotriya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mrs. Shrotriya is a citizen of the United States of America.

(c) Transactions by Dr. Shrotriya that were effected during the past 60 days are as follows.

Pursuant to the Company’s Long-Term Retention and Management Incentive Plan dated April 22, 2011, on December 23, 2011, upon achievement of a market capitalization target for the Company, Dr. Shrotriya received 520,000 restricted shares of the Company’s common stock, less 189,540 shares withheld by the Company to satisfy Dr. Shrotriya’s tax withholding obligations.

On December 29, 2011, Dr. Shrotriya exercised an aggregate of 205,836 stock options with a weighted average purchase price of $3.30 per share.

On January 14, 2012, the Company withheld 16,848 shares of common stock to satisfy Dr. Shrotriya’s tax withholding obligations in connection with the January 2012 vesting of restricted stock awarded in January 2011.

(d)-(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

CUSIP No. 84763A 10 8	13D/A

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

/s/ Rajesh C. Shrotriya
Rajesh C. Shrotriya, M.D.